[LETTERHEAD OF OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP]

                                                                  April 27, 2006

BY FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mark P. Shuman

           Re: S1 CORPORATION
               PREN14A FILED APRIL 24, 2006
               FILE NO. 0-24931

               SOLICITING MATERIALS FILED PURSUANT TO RULE 14A-12 ON APRIL 6 AND APRIL 17, 2006
               FILE NO. 0-24931

Dear Mr. Shuman:

      We acknowledge receipt of the letter of comment dated April 26, 2006 from the Staff (the "Comment Letter") with regard to the above-referenced matter. We have reviewed the Comment Letter with Starboard Value and Opportunity Master Fund Ltd. ("Starboard") and provide the following supplemental response on its behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Preliminary Schedule 14A filed on the date hereof. Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule 14A. Our responses are numbered to correspond to your comments.

PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A

1. The disclosure has been revised to reflect the correct number of shares beneficially owned by the Ramius Group as of the Record Date. See page 2 of Proxy Statement.

April 27, 2006
Page 2

2. The changes were made to Proposals 2 and 4 for the addition and election of one more member to the S1 Board for a couple of important reasons. First of all, as you are correct in noting in your Comment Letter that the Ramius Group would have a majority of the S1 Board if all of its Nominees were elected (5 out of 9 members) based on its prior proposals, please note that there currently exists a vacancy on the S1 Board pursuant to the resignation of Jamie Ellertson on February 13, 2006 that has yet to be filled. Therefore, the possibility exists that the S1 Board will fill this existing vacancy prior to the Annual Meeting, which would result in the S1 Board having 7 members at the time of the Annual Meeting. Under such circumstances, prior Proposal 2, if approved by stockholders, would set the S1 Board at 10 members and the Ramius Group would not have a majority of the S1 Board if all five of its Nominees were elected. Proposal 2, as amended and restated, allows for the potential of the Ramius Group to have either 6 out of 10 members or 6 out of 11 members (if vacancy filled) of the S1 Board, thereby assuring the Ramius Group of having a majority of the S1 Board even if the vacancy is filled prior to the Annual Meeting. Another important reason for amending Proposals 2 and 4 was to make room for another Nominee, John Mutch, who the Ramius Group believes to have a wealth of operational experience in the software industry and who the Ramius Group believes is exceptionally qualified to serve as a director of S1.

BACKGROUND TO THE SOLICITATION, PAGE 6

3. The disclosure has been revised as requested to clarify the "factors." See pages 7 and 8 of Proxy Statement.

                                    * * * * *

      The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

                                                 Very truly yours,


                                                 /s/ Steven Wolosky

                                                 Steven Wolosky

Enclosure

cc: Jeffrey C. Smith
    Owen Littman
    Jared Landaw
    Michael Pressman
    Rebekah Toton
    Anne Nguyen